www.richmont-mines.com

RICHMONT

RICHMONT MINES INC.

REPORT TO SHAREHOLDERS

3

Third Quarter
ended September 30, 2006

For information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec
Canada H3B 2C6

Tel.: (514) 397-1410
Fax: (514) 397-8620

info@richmont-mines.com

Listings: Toronto, AMEX

Ticker symbol: RIC

HIGHLIGHTS OF THE THIRD QUARTER OF 2006

  The Island Gold mill was put into production during the month of September;

  Sales of more than 10,600 ounces of gold at an average price of US$611, compared with an average price of US$438 for 4,900 ounces of gold sales during the same period in 2005;

  Net loss of $437,952 or $0.02 per share for the third quarter of 2006, compared with a net loss of $1,389,743 during the same period in 2005;

Financial Highlights

MONTREAL, October 27, 2006 - For the three-month period ended on September 30, 2006, Richmont Mines reported total revenues of $8,335,593 and a net loss of $437,952, or $0.02 per share, compared with total revenues of $3,051,735 and a net loss of $1,389,743, or $0.07 per share, in 2005. This difference is mainly due to more than a 100% increase of gold sales, compared with the same quarter in 2005, as well as an increase in the average sales price in 2006. Cash flow from operations totalled $400,086 for the third quarter of 2006, compared with $250,040 in 2005.

For the nine-month period ended on September 30, 2006, Richmont Mines recorded total revenues of $26,348,933 and net earnings of $716,446, or $0.03 per share, compared with total revenues of $17,544,747 and a net loss of $2,459,493, or $0.14 per share, in 2005. This difference is mainly due an increase in the total ounces of gold sold at a higher price and to the recovery of future mining and income taxes of $2,589,537 in 2006. Cash flow from operations generated funds of $2,578,666, compared with the use of funds of $994,198 in 2005.

Operational highlights

During the three-month period ended on September 30, 2006, 10,653 ounces of gold were sold at an average price of US$611, compared with an average price of US$438 for 4,931 ounces of gold sold for the same period in 2005.

During the nine-month period ended on September 30, 2006, 35,764 ounces of gold were sold at an average price of US$599 per ounce, compared with 30,594 ounces of gold sold at an average price of US$437 for the same period in 2005.

02
OCTOBER 27, 2006	RICHMONT MINES INC.

FINANCIAL DATA
	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Results ($)
Revenues	8,335,593	3,051,735	26,348,933	17,544,747
Net earnings (loss)	(437,952)	(1,389,743)	716,446	(2,459,493)
Cash flow from (used in) operations	400,086	250,040	2,578,666	(994,198)

Results per share ($)
Net earnings (loss)
Basic and diluted	(0.02)	(0.07)	0.03	(0.14)

Weighted average number of common shares outstanding	24,237,853	19,484,591	22,458,943	17,284,327

Average selling price of gold per ounce	US$611	US$438	US$599	US$437

	September 30, 2006		December 31, 2005

Financial position ($)
Total assets		73,858,125		54,226,497
Working capital		20,191,944		21,877,251
Long-term debt		-		-

SALES AND PRODUCTION DATA
	Three-month periods ended September 30,
		Ounces of gold		Cash cost
	Years	Sales	Production	(per ounce sold)
Beaufor Mine	2006	5,000	4,974	US$557
	2005	4,931	4,302	US$440
East Amphi Mine	2006	5,653	5,634	US$488
	2005	-	-	-
Total	2006	10,653	10,608	US$520
	2005	4,931	4,302	US$440

	Nine-month periods ended September 30,
		Ounces of gold		Cash cost
	Years	Sales	Production	(per ounce sold)
Beaufor Mine	2006	20,265	20,190	US$588
	2005	30,287	31,008	US$352
East Amphi Mine	2006	15,499	14,298	US$507
	2005	-	-	-
Hammerdown Mine	2006	-	-	-
	2005	307	-	US$15
Total	2006	35,764	34,488	US$553
	2005	30,594	31,008	US$348

Average exchange rate used for the third quarter of 2005: US$1 = CAN$1.21
 2006 estimated exchange rate: US$1 = CAN$1.13

03
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The management of Richmont Mines Inc. ("Richmont Mines" or "the Company") wish, in this report, to outline the Company's highlights for the three-month and nine-month periods ended September 30, 2006. Equipped with adequate systems of internal controls, management is able to provide reasonable assurance that the financial information presented in this report is complete and reliable. The financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which are the same as those used for the financial statements as at December 31, 2005. The currency employed, except where otherwise indicated, is the Canadian dollar. This report should be read in conjunction with Richmont Mines' 2005 annual report, the non-audited quarterly financial statements and the accompanying notes. The data on production is given according to the metric system, which is the method most commonly used in Canada. More information on Richmont Mines may be obtained on SEDAR (www.sedar.com) and on the Company's Web site (www.richmont-mines.com). The following contains forward-looking information. See "Disclosure regarding forward-looking statements" on page 4.

Cautionary note to U.S. investors concerning resource estimates

The resource estimates in this Management's Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this Management's Discussion and Analysis, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

Disclosure regarding forward-looking statements

This Management's Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled "Risks and uncertainties" and this "Management's Discussion and Analysis". You are cautioned not to place undue reliance on the forward-looking statements.

04
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and quarterly reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate profile - Strategy and objectives

As a gold producer, Richmont Mines focuses its activities on the exploration and development of advanced exploration properties and on the operation of underground gold mines. Its properties are located in the provinces of Quebec, Ontario, and Newfoundland and Labrador. The Company currently has two mines in operation, an advanced exploration project and several exploration properties, and it aims to enhance its level of production significantly during the coming years. The Company plans to achieve its goal by optimizing the production of its current properties, continuing the development of its existing projects and acquiring new projects. The Beaufor and East Amphi mines, located in Quebec, are already in operation and the Island Gold project, located in Ontario, could reach production level in the near future.

In this way, not having any hedging contracts on gold and currency, Richmont Mines will take advantage of the favourable market conditions and as per its forecasts aims to return to profitability in 2006. The Company will continue with its current exploration programs in order to continue converting mineral resources into reserves, and it will launch other programs with the goal of identifying new resources on its other properties.

Summary of operations

Beaufor Mine

Three-month period ended September 30, 2006

For the three-month period ended September 30, 2006, 36,942 tonnes of ore were transported to the mill. In all, 27,052 tonnes of ore at an average recovered grade of 5.75 g/t were milled, yielding 5,000 ounces of gold sold at an average price of US$609. For the same period in 2005, 29,945 tonnes of ore at an average recovered grade of 5.12 g/t were milled, yielding 4,931 ounces of gold sold at an average price of US$438, while a production shut down, which lasted two months, was necessary to advance underground development.

For the third quarter of 2006, the production rate was mainly affected by the reduced availability of long-hole stopes. This situation can be explained by the absence of continuity in mineralized zones located east of the Beaufor property. Combined with higher prices for consumables and energy, higher wage expenses and the appreciation of the Canadian dollar relative to the US dollar, this situation is mainly responsible for the increase in cash production costs, which rose from US$440 per ounce in the third quarter of 2005 to US$557 per ounce during the same quarter in 2006.

05
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Nine-month period ended September 30, 2006

For the nine-month period ended September 30, 2006, 112,492 tonnes of ore at an average recovered grade of 5.60 g/t were milled, thus yielding 20,265 ounces of gold, sold at an average price of US$598. During the corresponding period in 2005, 156,649 tonnes of ore at an average recovered grade of 6.01 g/t were milled, yielding 30,287 ounces of gold, sold at an average price of US$437. The downturn in production resulting from lesser quantities of ore and lower grades, coupled with higher prices for consumables and energy, higher salary expenses and the increased value of the Canadian dollar all contributed to the increase in the production cash cost, from US$352 for the first nine months of 2005, to US$588 for the same period in 2006.

Development and exploration work at the Beaufor Mine

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Investments in development ($)	534,014	1,318,267	1,586,388	2,084,103
Exploration expenses ($)	626,538	258,615	1,039,030	693,253

Metres of development
Drifts and crosscuts	119	152	436	747
Raises	103	118	270	294
Sub-levels	166	97	288	263
Ramp	111	-	296	-

Total	499	367	1,290	1,304

Exploration - Metres of drilling
Definition	3,093	3,836	16,577	13,659
Exploration	5,711	2,940	12,434	9,233

Beaufor Mine Outlook

Since the first quarter of 2005, the results for the Beaufor Mine have been below expectations. The problem identified can be summarized to stopes located in narrow mineralized zones in which development cannot confirm definition drilling despite sustained underground development in the east sector. Following the evaluation of different options considered for the Beaufor Mine, Richmont Mines will increase exploration work and it expects to undertake a program to conduct 20,000 metres of drilling to identify significant mineral zones on the Beaufor property. Several exploration targets of interest have been identified and will be evaluated throughout the upcoming months. In order to do so, underground definition drilling has been suspended to prioritize the development of this exploration program and the production rate will be reduced.

During the fourth quarter of 2006, Richmont Mines expects production of 35,000 tonnes of ore at an average recovered grade of 5.00 g/t, thus yielding 5,500 ounces of gold.

For 2007, production of approximately 100,000 tonnes of ore at an average grade of 6.5 g/t, thus yielding 20,000 ounces of gold, is expected. Approximately 35,000 tonnes of ore will come from the mineralized zone located near the Beaufor fault, accessible through the ramp located below level 20. This production decrease causes a workforce reduction of approximately 26 employees.

Golder Associates has recently been mandated to prepare a reserve report, which should be available by the end of the year. The value of the assets of this property will be reassessed when this information will be available.

06
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

East Amphi Mine

Three-month period ended September 30, 2006

During the third quarter of 2006, 48,845 tonnes of ore at an average recovery grade of 3.60 g/t were milled, thus yielding 5,653 ounces of gold, sold at an average price of US$613. Despite a lower grade than expected, the production cash cost at US$488 per ounce was in line with expectations.

During this period, Richmont Mines evaluated the potential of zones A3 as well as B2 and B North, which are located west of the deposit and below level 200 respectively, and which were defined as the most interesting known targets of the deposit where probable reserves had been identified. In all, 2,395 metres of drilling were completed. The results obtained were below expectations, so the Company will not proceed with the development of these zones. Mining will continue in zone B2, where approximately 130,000 tonnes of ore will be mined.

Nine-month period ended on September 30, 2006

In 2006, the East Amphi Mine, brought into commercial production on February 1, 2006, supplied 138,784 tonnes of ore at an average recovered grade of 3.47 g/t, thus yielding 15,499 ounces of gold, sold at an average price of US$600. The production cash cost per ounce of US$507 during this period is in line with expectations.

East Amphi Mine Outlook

During the fourth quarter of 2006, Richmont Mines expects a production of 54,000 tonnes of ore at an average recovered grade of 3.6 g/t, thus yielding 6,000 ounces of gold.

Exploration and business development

Island Gold advanced exploration project

Three-month period ended September 30, 2006

During the third quarter of 2006, an investment of $7,316,695 was made to continue the development and advance exploration work on the Island Gold property. The underground definition drilling, required to calculate mineral reserves, carried out in the Island zone is in progress. An underground and surface exploration program for the Localsh and Goudreau had been performed and the logging and interpretation are in process. Exploration work will continue to be carried out during the fourth quarter, and the data collected will complement that gathered for calculating reserves. Total excavations reached 769 metres and the ramp now has a vertical depth of 305 metres and continues towards level 340.

Last May, Richmont Mines made a commitment with the Autorité des marchés financiers (AMF) that the Company would file a technical report to conform with Regulation 43-101 in force in Canada, prepared by an external consultant, no later than November 30, 2006. An independent firm has been mandated to prepare the resources calculation and the report will be filed on time.

The mill was gradually put into operation in the middle of September. Approximately 2,300 tonnes of mineralized material were milled last month whereas in the first 20 days of October, approximately 7,000 tonnes were milled at an average of 350 tonnes per day. The production target of 500 tonnes per day was reached during this period. Although many minor adjustments were carried out, no major breakdown of the major components was identified. The first gold bar should soon be poured and the metallurgical results obtained will be used for the reserves calculation.

07
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

The current strength of the mining industry is causing some delays in moving ahead with exploration and development work. These delays are mainly due to the limited supply of qualified workers and of suppliers of specialized goods and services, as well as delays in analytical processes by outside laboratories. As a result of these delays, Richmont Mines expects that the calculation of proven and probable reserves will be available in January 2007.

Nine-month period ended September 30, 2006

For the first nine months of the current fiscal year, investments of $17,842,137 were made to bring the Island Gold project closer to its production phase.

Investments, development and drilling at the advanced project Island Gold

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Exploration costs	6,024,547	3,617,123	15,742,312	7,672,682
Equipment	501,695	920,956	1,055,997	1,113,023
Mill start-up costs	729,845	-	983,220	-
Mining properties	60,608	-	60,608	-

Total investments[1] ($)	7,316,695	4,538,079	17,842,137	8,785,705

Metres of development
Drifts and crosscuts	283	224	876	524
Raises	-	137	93	199
Ramp	124	264	432	683
Waste development	-	-	91	-
Ore development	371	-	1,024	187

Total	778	653	2,518	1,593

Cut and fill (tonnes)	2,456	-	2,516	-

Exploration - Metres of drilling
Underground	9,199	1,459	20,956	1,459
Surface	3,898	-	10,602	-

Exploration program on other properties

In the second quarter of 2006, in view of the increasing market price for gold, Richmont Mines developed an additional drilling program expected to cost approximately $5.0 million in 2006 and 2007 and targeting properties in important mining camps in Ontario, Quebec and Newfoundland, for which previous drillings have shown high gold grades.

In Newfoundland, 974 metres of drilling were completed on the Cripple Creek property. However, no significant value was identified following this program. In addition, during the third quarter of 2006, an evaluation of the mineral potential of the Valentine Lake property was made by InnovExplo, an independent consultant. Up to now, 17 sectors of interest have been identified. During the fourth quarter, field checks in some of these zones are planned and further proposals will follow.

_______________________________

1 In the financial statements for the three-month and nine-month periods ended September 30, 2006, Richmont Mines consolidated the Island Gold project in accordance with Accounting Guideline 15, which provides that a variable interest entity must be consolidated in its accounts if it expects to assume the majority of the losses and/or to receive the majority of the residual returns of the variable interest entity (VIE). Since Richmont Mines holds a 55% share in this joint venture and its share of the earnings and/or losses will differ from the percentage that it owns, the Company is considered the primary beneficiary of the VIE.

08
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

In Quebec, exploration targets in the Beaufor sector, within the mine site bounderies as well as on the Courvan property were drilled. Compilation is under way and the preliminary results are encouraging. Richmont Mines expects to begin work in the Francoeur Mine sector in the near future, mainly in the West zone. Drilling is also planned for the Fourax property in the Malartic mining camp.

Consolidated results

For the three-month period ended September 30, 2006, Richmont Mines reported a net loss of $437,952, or $0.02 per share, compared with a net loss of $1,389,743, or $0.07 per share, in 2005. The difference of $951,791 is mainly due to more than a 100% increase of gold ounces sold, compared with the same quarter in 2005, as a result of the sale of 5,653 ounces from the East Amphi Mine as well as the increase in the average market price per ounce. The increase in gold sales resulted in precious metals revenues going up 181%, from $2,619,461 in 2005 to $7,354,250 in 2006.

For the nine-month period ended September 30, 2006, Richmont Mines recorded net earnings of $716,446, or $0.03 per share, compared with a net loss of $2,459,493, or $0.14 per share, during the same period in the previous year. The $3,175,939 difference is mainly due to the recovery of future mining and income taxes of $2,589,537 in 2006. Revenues from precious metals increased by 50%, from $16,187,170 in 2005 to $24,209,809 in 2006.

Revenues

Three-month period ended September 30, 2006

During the third quarter of 2006, total revenues which include revenues from precious metals and other revenues, composed mainly of interest income and custom milling, were $8,335,593 compared with $3,051,735 in 2005. The main reason for the increase is the sale of 10,653 ounces of gold at an average sales price of US$611, compared with sales of 4,931 ounces of gold at an average sales price of US$438 in 2005. In addition, greater interest and custom milling revenues led to an increase in other revenues, from $432,274 in 2005 to $981,343 in 2006.

Nine-month period ended September 30, 2006

Total revenues during the nine-month period ended September 30, 2006 were $26,348,933, compared with $17,544,747 in 2005. This 50% increase is mainly due to the increase in the price of gold and to a 17% increase in gold sales compared with the same period last year. In all, 35,764 ounces of gold were sold at an average price of US$599 in 2006, compared with 30,594 ounces of gold sold at an average price of US$437 during the previous year. Other revenues totalled $2,139,124 in 2006, compared with $1,357,577 in 2005.

Expenses

Three-month period ended September 30, 2006

Operating costs were $6,232,672 in the third quarter of 2006, compared with $2,600,543 for the same period of the previous year. In all, 75,897 tonnes of ore were processed for the Beaufor and East Amphi mines during this period compared to 29,945 tonnes of ore that were processed for the Beaufor Mine alone in 2005.

Operating costs for the East Amphi Mine totalled $3,113,355, and operations generated sales of 5,653 ounces of gold at a cash cost of US$488 and sold at an average price of US$613. In 2005, no operating costs were incurred as the project was in its exploration phase.

09
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

For the Beaufor Mine, operating costs were $3,119,317, compared with $2,600,543 for the same period of the previous year. During the third quarter of 2006, operations generated sales of 5,000 ounces of gold at a cash cost of US$557 and sold at an average price of US$609 per ounce. For the same period in 2005, the Beaufor Mine sold 4,931 ounces of gold at a cash cost of US$440 and sold at an average price of $438 per ounce. Mining costs per tonne went from $88 during the third quarter of 2005 to $116 for the same period in 2006. Due to the slightly higher gold production in 2006, the cost of royalties for the Beaufor Mine was $31,248 during the third quarter of 2006, compared with $30,820 for the same period in 2005.

Administrative expenses were $653,021, significantly less than the $933,508 reported in 2005. The drop is mainly due to the fact that the stock-based compensation expense was lower by $180,927 for this period.

In view of the higher price of precious metals and in order to increase its reserves and resources, Richmont Mines remains active in the exploration and evaluation of projects which could represent important mining assets, given the current positive economic conditions. The Company began a $5 million exploration program, which will be completed in 2007 and which targets properties having a strong potential for discovery, based on data from previous drillings. Expenses incurred during the third quarter of 2006 were $796,427, compared with $716,825 for the same period in 2005. The most significant expenses were incurred at the Beaufor Mine, where $626,538 was invested. In addition, $106,737 was used for project evaluations, $215,783 for other properties, $139,037 of which was used on the Cripple Creek property in Newfoundland. Exploration expenses for 2006 were reduced by an amount of $170,013 in tax credits.

The accretion expense of asset retirement obligations totalled $52,166 during the third quarter of 2006, compared with $40,575 for the same period in 2005.

Depreciation and depletion expenses were $710,229 for the third quarter of 2006, compared with $309,065 in 2005. This difference is mainly due to a higher depreciation rate, which last year was US$28 ($34) per ounce sold and based exclusively on the number of ounces of gold from the Beaufor Mine, whereas it is currently US$51 ($58) per ounce sold. This higher depreciation rate results mostly from the East Amphi Mine entering into production with an average depreciation rate of US$56 ($63) per ounce sold, as well as from the higher depreciation rate per ounce of the Beaufor Mine, up from US$28 ($34) in 2005 to US$46 ($52) in 2006.

The Company is subject to the mining and income taxes of Canada and of the provinces of Quebec and Ontario. In the third quarter of 2006, the Company reported $292,612 in tax expenses, compared with tax revenues of $444,177 in 2005. The 2006 expense is mainly due to a reduction in the future income tax asset related to the reduction of the tax pool of the subsidiary Louvem Mines Inc.

As holder of approximately 70% of the outstanding shares of Louvem Mines Inc., and as a result of its partnership with Patricia Mining Corp. (45%) in the Island Gold project, Richmont Mines reported minority interest income of $171,570 for the third quarter of 2006, $154,707 of which originated from the minority shareholders of Louvem Mines Inc. and $16,863 from Patricia Mining Corp's interest in the Island Gold project. These amounts are related to the proportionate share of losses of shareholders and minority partners for the third quarter of 2006. In 2005, the minority interest income of $63,151 represented the proportionate share of the net loss of Louvem's minority shareholders.

Nine-month period ended September 30, 2006

Operating costs were $22,223,137 during the first nine months of the 2006 fiscal year, compared with $12,715,455 during the same period the previous year. In all, 251,276 tonnes of ore were milled for the Beaufor and East Amphi mines, compared with 156,649 tonnes for the Beaufor Mine in 2005.

10
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

For the East Amphi Mine, operating costs were $8,875,589 and operations resulted in sales of 15,499 ounces of gold at a cash cost of US$507 per ounce and sold at an average price of US$600, whereas the project being in its exploration phase, there were no operating costs reported in 2005.

Statistics of gold production for the ounces sold

All data are based on ounces sold, except data on ounces produced

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2006	2005	2006	2005

East Amphi Mine

Ounces sold	5,653	-	15,499	-
Ounces produced	5,634	-	14,298	-
Tonnes milled (t)	48,845	-	138,784	-
Head grade (g/t Au)	3.68		3.55	-
Recovery rate (%)	97.76	-	97.71	-
Recovered grade (g/t Au)	3.60	-	3.47	-
Cash cost per tonne ($)
Mining	35	-	34	-
Surface and administration	9	-	10	-
Transportation and milling	20	-	20	-
Royalties	-	-	-	-

Total per tonne ($)	64	-	64	-

Total cash cost per ounce (US$)	488	-	507	-
Depreciation and depletion per ounce (US$)	56	-	56	-

For the Beaufor Mine, operating costs were $13,347,548 compared with $12,715,455 for the same period of the previous year. Operations resulted in the sale of 20,265 ounces of gold, at a cash cost of US$588 and sold at an average price of US$598 per ounce during the nine-month period ended September 30, 2006. In 2005, the Beaufor Mine generated gold sales of 30,287 ounces of gold, at a cash cost of US$352 and sold at an average price of US$437 per ounce. The mining cost per tonne, based on the number of ounces sold, went from $82 during the first nine months of 2005 to $120 for the same period in 2006. This increase is mainly due to a decrease in production rate at the Beaufor Mine, mainly attributable to the operation of narrower mineralized zones and a higher development rate per tonne of ore, which led to a 33% decrease in the average production rate compared with the same period in 2005. As a result of the reduction in gold production, royalties for the Beaufor Mine were $126,656 in 2006, compared with $191,621 in 2005.

11
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Statistics of gold production for the ounces sold
All data are based on ounces sold, except data on ounces produced
	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2006	2005	2006	2005

Beaufor Mine

Ounces sold	5,000	4,931	20,265	30,287
Ounces produced	4,974	4,302	20,190	31,008
Tonnes milled (t)	27,052	29,945	112,492	156,649
Head grade (g/t Au)	5.83	5.22	5.69	6.10
Recovery rate (%)	98.53	98.04	98.55	98.55
Recovered grade (g/t Au)	5.75	5.12	5.60	6.01
Cash cost per tonne ($)
Mining	79	53	80	49
Surface and administration	13	11	16	9
Transportation and milling	23	23	23	23
Royalties	1	1	1	1

Total per tonne ($)	116	88	120	82

Total cash cost per ounce (US$)	557	440	588	352
Depreciation and depletion per ounce (US$)	46	28	41	21

Administrative expenses decreased significantly to $2,056,837 in 2006, whereas they were $3,035,981 in 2005. This reduction is mainly due to the fact that an expense of $1,233,996 for stock-based compensation had been recorded in the first nine months of 2005, whereas this expense was only $284,690 during the nine-month period ended September 30, 2006.

During the first nine months of 2006, Richmont Mines allocated $1,764,712 to exploration and project evaluation, compared with $1,777,846 during the same period in 2005. Expenses were highest at the Beaufor Mine with $1,039,030 in incurred expenses. An additional amount of $407,316 went towards project evaluation.

The accretion expense of asset retirement obligations was $154,431 during the first nine months of the 2006 fiscal year, compared with $120,114 in 2005.

The depreciation and depletion expense was $2,176,796 for the nine-month period ended September 30, 2006, compared with $1,227,026 for the same period in 2005. This difference is mainly due to a higher depreciation rate, which last year was based exclusively on the number of ounces of gold from the Beaufor Mine. The expense was US$21 ($26) per ounce sold in 2005, compared with the current average of US$47 ($53) per ounce sold, mainly as a result of the East Amphi Mine entering into production in 2006 with an average depreciation rate of US$56 ($63) per ounce sold and with an average depreciation rate for the Beaufor Mine which increased to US$41 ($46) in 2006.

The Company is subject to income and mining taxes in Canada and in the provinces of Quebec and Ontario. In 2006, the company reported $2,589,537 in tax recovery, compared with an expense of $110,070 in 2005. The 2006 revenue results mainly from the recovery of future income taxes of $2,145,532 related to the issuance of $7.5 million dollars of flow-through shares in December 2005 for which the Company renounced the fiscal deductions in favour of the shareholders in February 2006.

12
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

On behalf of its partners and minority shareholders, Richmont Mines reported minority interest income of $457,285 during the first nine months of 2006, $383,066 of which represents the share of minority shareholders of Louvem Mines Inc., and $74,219 of Patricia Mining Corp.'s minority interest in the Island Gold project. In 2005, a minority interest expense of $103,842 represented the proportionate share of the net earnings of Louvem's minority shareholders.

Consolidated balance sheets

Short-term assets were down from $27,084,475 on December 31, 2005 to $26,037,153 on September 30, 2006.

At September 30, 2006, the funds advanced to a minority partner (Patricia Mining Corp.) were $3,750,000. An amount of $750,000 was recorded as a short-term asset as it will be received over the course of the next 12 months. The total advance of $4.5 million bears interest at prime rate plus 3% and is to be reimbursed in 36 monthly, equal and consecutive payments beginning no later than April 1, 2007. This advance is secured by the interest of 45% which the borrower has in the mining project jointly owned with the Company. At December 31, 2005, the amount of the advance recorded as receivables was $1,678,500.

Cash flow used for investing activities totalled $20,035,499 for the first nine months of the 2006 fiscal year and contributed to the increase in property, plant and equipment from $25,851,117 on December 31, 2005, to $43,709,820 on September 30, 2006. Investments of $17,842,137 were made to continue the exploration and development of the Island Gold property and $1,707,496 were made for that of the Beaufor Mine. Total assets at Richmont Mines went up from $54,226,497 at December 31, 2005, to $73,858,125 at September 30, 2006.

As of September 30, 2006, liabilities totalled $21,582,626, compared with $13,762,995 on December 31, 2005, and consisted of short-term liabilities, asset retirement obligations, minority partner and shareholder interests, and future mining and income tax revenues. Richmont Mines does not have any long-term debt.

The share of the minority partner and shareholders was up from $3,195,602 at December 31, 2005 to $9,957,241 at September 30, 2006 and can be explained by the inclusion of 45% of the Island Gold project's operations, corresponding to Patricia Mining Corp.'s minority interest in the project.

Future tax liabilities were up at $1,836,833 at September 30, 2006, compared with $1,571,257 at December 31, 2005. This difference of $265,576 is mainly due to the reduction, since December 31, 2005, in the difference between balances used for accounting purposes and those used for taxation purposes.

As of September 30, 2006, shareholder's equity was $52,275,499, compared with $40,463,502 on December 31, 2005. This increase is largely due to the financing completed in June 2006.

13
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

As of September 30, 2006, Richmont Mines had 24,237,853 shares outstanding and 2,012,700 options awarded.

	Nine months ended
	September 30,
		Weighted
	Number of	average
	options	exercice price
		$

Option outstanding, beginning balance	1,948,000	4.73
Granted	370,000	4.18
Exercised	(143,300)	2.33
Cancelled or expired	(162,000)	5.46

Options outstanding, ending balance	2,012,700	4.74

Exercisable options, ending balance	1,402,700	4.75

Of the 370,000 options awarded in 2006, 185,000 were for the renewal of options previously awarded to directors and employees and the remaining 185,000 options were awarded to new employees.

Consolidated statements of cash flow

Operating activities

Cash flow from operations generated a positive cash flow of $400,086 for the third quarter of 2005, compared with $250,040 for the same period in 2005.

Cash flow from operations generated a positive cash flow of $2,578,666 for the first nine months of the 2006 fiscal year, compared with a negative cash flow of $994,198 in 2005.

Investing activities

Cash flow used in investments were $8,098,026 in the third quarter of 2006, compared with $10,690,763 in 2005. In 2006, the largest investments were made in connection with the advanced exploration program currently in progress on the Island Gold project and the Beaufor Mine, whereas in 2005, the largest investment was in the amount of $4,702,705 on the East Amphi property.

During the third quarter of 2006, an investment of $7,316,695 was made for exploration and development of the Island Gold project, whereas $4,538,079 was invested during the same period in 2005. The detail of the work executed in 2006 is provided in the section entitled "Exploration and business development" under the heading "Island Gold advanced exploration project".

An amount of $535,057 was invested in development at the Beaufor Mine during the third quarter of 2006, compared with $1,339,064 in 2005. The detail of the work executed in 2006 is provided in the section entitled "Summary of operations" under the heading "Beaufor Mine".

For the first nine months of the 2006 fiscal year, cash flow used in investing activities were $20,035,499, compared with $23,353,338 in 2005. The most important investments in 2006 were those in the amount of $17,842,137 on the Island Gold property as well as those of $1,707,496 at the Beaufor Mine, whereas in 2005 the largest investment was $11,992,205 on the East Amphi property.

14
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Financing activities

During the third quarter of 2006, cash flow related to financing activities were $3,084,384, of which $3,105,500 was contributed by a minority partner in the Island Gold project. During this period, no shares were issued, compared with 3,500 shares issued for a total amount of $15,365 during the third quarter of 2005, following the exercise of stock options. A subsidiary of Richmont Mines bought back 50,000 common shares for $19,060 under its share buyback program.

During the first nine months of the 2006 fiscal year, Richmont Mines issued 3,100,000 common shares at a price of $4.90 per share, generating gross proceeds of $15,190,000 and net proceeds of $13,776,732, by way of financing through a short form prospectus. In addition, the Company issued 143,300 shares following the exercise of stock options for a total amount of $334,129, compared with 148,000 shares issued for a total amount of $276,545 during the same period in 2005. In 2005, Richmont issued 3,246,000 common shares at a price of $4.90 pursuant to a private investment of $15,905,400, generating net proceeds of $14,543,672.

Financial instruments

In order to minimize the risks associated with fluctuations in the gold price and exchange rates, Richmont Mines may occasionally use derivative financial instruments and short-term gold hedging contracts. As at September 30, 2006 and 2005, Richmont Mines had no gold hedging contracts and no currency exchange contracts. During these periods, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

Commitments and contingency

The Company is subject to royalty payments on the output of the Beaufor Mine and of certain other properties, if they should be put into commercial operation.

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, the amounts of government assistance recorded as revenues and as a reduction of property, plant and equipment totalled $2,125,756 and $574,244, respectively. According to the agreement, an amount of $900,000 must be repaid on July 31, 2007, if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the "AM FIX" of the London exchange is greater than or equal to US$325. Currently it is impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Some of the critical factors that must be taken into account when evaluating a mining company are as follows: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing mining accidents. The profitability of a gold producer is also linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges, while paving the way for a promising and profitable future.

15
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Summary of the results for the previous eight quarters

Quarterly differences in revenues observed during the last eight quarters are directly related to gold sales, which in turn depend on production levels. This factor also determines quarterly changes which affect net earnings or net losses. From the fourth quarter of 2004 to the corresponding period in 2005, Richmont Mines' production came exclusively from the Beaufor mine. During the first three quarters of 2006, the East Amphi Mine production was added to the Beaufor production. In addition, notable increases in the average price of gold during those periods had the effect of increasing precious metal revenues, even though gold sales were similar in the quarters used in the comparison.

Quarterly review
(in thousands of Canadian dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2006	2006	2006	2005	2005	2005	2005	2004

Revenues	8,336	9,761	8,253	4,100	3,052	7,128	7,365	8,759

Net earnings (loss)	(438)	474	680	(25,020)	(1,390)	(1,170)	100	(40)

Net earnings (loss)
per share	(0.02)	0.02	0.03	(1.40)	(0.07)	(0.07)	0.01	-

Cash flow from (used in) operations	400	1,502	316	(3,738)	250	(1,316)	192	1,682

Working capital	20,192	24,133	17,981	21,877	18,133	28,084	20,947	25,925

Gold sales (ounces)	10,653	13,003	12,108	6,362	4,931	13,223	12,440	14,974

Average selling price of gold per ounce (US$)	611	615	572	475	438	438	434	408

Cash cost (US$)	520	547	588	499	440	334	326	300

Auditors

The external auditors have not examined management's discussion and analysis or the consolidated financial statements for the three-month and the nine-month periods ended September 30, 2006.

Outlook

Richmont Mines is currently prioritizing the advancement of the Island Gold project in order to bring it into production. Exploration and development work is moving ahead to finalize the reserve calculation in January 2007.

The Beaufor Mine continues to be operated and many exploration targets will be examined during the upcoming months. At the East Amphi Mine, the B2 Zone continues to be operated and exploration work is planned for the Fourax property, located approximately two kilometers from the mine, in the Malartic mining camp. Richmont Mines soon expects to begin work in the Francoeur Mine sector, mainly in the West zone.

InnovExplo was mandated to evaluate the overall potential of the Valentine Lake property in Newfoundland, and it concluded that the geological nature of the property was sufficient to justify further geological and structural studies and recommended additional exploration work on the property. Up to now, 17 zones of interest have been identified and the properties in certain zones will be examined during the fourth quarter of 2006 and further recommendations will follow.

16
OCTOBER 27, 2006	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Richmont Mines, which can count on working capital of $20,191,944 as of September 30, 2006, which has no long-term debt nor hedging contract on gold and currency, is in a good position to take advantage of the current favourable market conditions. It intends to complete its current projects, to evaluate potential projects and to proceed with strategic acquisitions to secure the Company's growth.

Finally, on behalf of our team, we salute the exceptional contribution of the Honorable Gilles Loiselle, who has been a director with our Company for 10 years and who is now leaving his position as Director. We wish him the best of luck in all of his well-deserved retirement projects.

Martin Rivard
President and Chief Executive Officer

17
OCTOBER 27, 2006	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS Third Quarter ended September 30, 2006

CONSOLIDATED STATEMENTS OF EARNINGS
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
September 30,		September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$

REVENUES
Precious metals	7,354,250	2,619,461	24,209,809	16,187,170
Other revenues	981,343	432,274	2,139,124	1,357,577

	8,335,593	3,051,735	26,348,933	17,544,747

EXPENSES
Operating costs	6,232,672	2,600,543	22,223,137	12,715,455
Royalties	31,248	30,820	126,656	191,621
Custom milling	176,740	317,470	176,740	722,285
Administration (note 3)	653,021	933,508	2,056,837	3,035,981
Exploration and project evaluation (note 4)	796,427	716,825	1,764,712	1,777,846
Accretion expense of asset retirement obligations	52,166	40,575	154,431	120,114
Depreciation and depletion	710,229	309,065	2,176,796	1,227,026

	8,652,503	4,948,806	28,679,309	19,790,328

LOSS BEFORE OTHER ITEMS	(316,910)	(1,897,071)	(2,330,376)	(2,245,581)

MINING AND INCOME TAXES (RECOVERIES)	292,612	(444,177)	(2,589,537)	110,070

	(609,522)	(1,452,894)	259,161	(2,355,651)

MINORITY INTEREST	(171,570)	(63,151)	(457,285)	103,842

NET EARNINGS (LOSS)	(437,952)	(1,389,743)	716,446	(2,459,493)

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	(0.02)	(0.07)	0.03	(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING, BASIC AND DILUTED	24,237,853	19,484,591	22,458,943	17,284,327

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$

BALANCE, BEGINNING OF PERIOD	(13,255,369)	12,000,493	(14,409,767)	13,280,549

Net earnings (loss)	(437,952)	(1,389,743)	716,446	(2,459,493)

Redemption of shares	-	-	-	(210,306)

BALANCE, END OF PERIOD	(13,693,321)	10,610,750	(13,693,321)	10,610,750

See accompanying notes to consolidated financial statements.

19
OCTOBER 27, 2006	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in Canadian dollars)
	September 30,	December 31,
	2006	2005
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	15,725,406	14,678,478
Short-term investments (note 5)	1,071,172	812,678
Accounts receivable	1,925,650	2,783,351
Mining and income taxes receivable	3,658,656	5,441,853
Inventories (note 6)	3,656,269	3,368,115

	26,037,153	27,084,475

ADVANCE TO A MINORITY PARTNER (note 7)	3,750,000	-

PROPERTY, PLANT AND EQUIPMENT (note 8)	43,709,820	25,851,117

FUTURE MINING AND INCOME TAXES	361,152	1,290,905

	73,858,125	54,226,497

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,845,209	5,187,224
Mining and income taxes payable	-	20,000

	5,845,209	5,207,224

ASSET RETIREMENT OBLIGATIONS	3,943,343	3,788,912

MINORITY INTEREST	9,957,241	3,195,602

FUTURE MINING AND INCOME TAXES	1,836,833	1,571,257

	21,582,626	13,762,995

SHAREHOLDERS' EQUITY

Capital stock (note 9)	61,486,680	50,600,371
Contributed surplus	4,482,140	4,272,898
Deficit	(13,693,321)	(14,409,767)

	52,275,499	40,463,502

	73,858,125	54,226,497

Commitments (note 10)
Contingency (note 11)

See accompanying notes to consolidated financial statements.

20
OCTOBER 27, 2006	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$

CASH FLOW FROM (USED IN)
OPERATIONS
Net earnings (loss)	(437,952)	(1,389,743)	716,446	(2,459,493)
Adjustments for:
Depreciation and depletion	710,229	309,065	2,176,796	1,227,026
Stock-based compensation	147,214	328,141	284,690	1,233,996
Accretion expense of asset retirement obligations	52,166	40,575	154,431	120,114
Minority interest	(171,570)	(63,151)	(457,285)	103,842
Future mining and income taxes	397,491	1,549,134	(2,104,671)	908,154

	697,578	774,021	770,407	1,133,639

Net change in non-cash working capital items
and payment of asset retirement obligations	(297,492)	(523,981)	1,808,259	(2,127,837)

	400,086	250,040	2,578,666	(994,198)

CASH FLOW USED IN
INVESTMENTS
Property, plant and equipment - Beaufor Mine	(535,057)	(1,339,064)	(1,707,496)	(2,234,972)
Property, plant and equipment - East Amphi Mine	73,373	(4,702,705)	59,898	(11,992,205)
Development project - Island Gold	(7,316,695)	(4,538,079)	(17,842,137)	(8,785,705)
Other property, plant and equipment	(319,647)	(110,915)	(545,764)	(340,456)

	(8,098,026)	(10,690,763)	(20,035,499)	(23,353,338)

CASH FLOW FROM (USED IN)
FINANCING
Issue of common shares	-	15,365	15,524,129	16,181,945
Redemption of common shares	-	-	-	(345,630)
Redemption of shares by a subsidiary	-	(19,060)	(12,600)	(48,365)
Common shares issue costs	(21,116)	(29,337)	(1,413,268)	(1,361,728)
Contribution from a minority partner	3,105,500	-	4,405,500	-

	3,084,384	(33,032)	18,503,761	14,426,222

Net increase (decrease) in cash and cash equivalents	(4,613,556)	(10,473,755)	1,046,928	(9,921,314)

Cash and cash equivalents, beginning of period	20,338,962	25,822,342	14,678,478	25,269,901

Cash and cash equivalents, end of period	15,725,406	15,348,587	15,725,406	15,348,587

SUPPLEMENTAL INFORMATION
Cash paid (received) during the period:
Mining and income taxes	(2,172,937)	(184,327)	(2,392,922)	316,670

See accompanying notes to consolidated financial statements.

21
OCTOBER 27, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended September 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by management who assumes responsibility for them.

1.     Significant accounting policies

The accounting policies used and the application of these policies for the preparation of these unaudited interim consolidated financial statements are identical to those used in the presentation of the financial statements for the year ended December 31, 2005. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the accompanying notes.

These consolidated financial statements reflect the accounts of the Company and those of other entities in which the Company has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, such as variable interest entities ("VIE's") under the principles outlined in the AcG-15.

The Company's 55% interest in the Island Gold development project is held through an unincorporated joint venture. The Company has entered into an agreement to finance the other joint venture partner's share of mine construction costs, which caused the Company to reconsider whether this joint venture is a VIE. The Company concluded that the joint venture is in fact a VIE and that it is the primary beneficiary. The Company has therefore consolidated the Island Gold project using the principles of AcG-15.

2.     Commercial production at East Amphi

On February 1st, 2006 the East Amphi property attained commercial production. At that date, the accumulated costs of $5,123,606, net of a devaluation of $26,040,953 recorded during the 4th quarter of 2005, were transferred to the various categories of property, plant and equipment and are depreciated based on the units of production method.

3.     Administration

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$

General costs	505,807	605,367	1,772,147	1,801,985
Stock-based compensation (see Black & Scholes evaluation model, note 9 b)
	147,214	328,141	284,690	1,233,996

	653,021	933,508	2,056,837	3,035,981

22
OCTOBER 27, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

4.     Exploration and project evaluation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$

Beaufor Mine	626,538	258,615	1,039,030	693,253
Valentine Lake property	10,166	271,949	35,565	352,961
Wasamac property	7,216	976	52,816	3,499
Other properties	215,783	122,114	422,222	458,775
Project evaluation	106,737	127,760	407,316	364,650

	966,440	781,414	1,956,949	1,873,138

Exploration tax credits	(170,013)	(64,589)	(192,237)	(95,292)

	796,427	716,825	1,764,712	1,777,846

5.     Short-term investments

Short-term investments include investments in shares of publicly-traded companies. The fair market value is $1,445,200 as at September 30, 2006 ($1,530,000 as at December 31, 2005).

6.     Inventories

	September 30,	December 31,
	2006	2005
	$	$
		(Audited)

Precious metals	10,279	609,033
Ore	2,219,177	1,504,499
Supplies	1,426,813	1,254,583

	3,656,269	3,368,115

7.     Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold project is $4,500,000 as at September 30, 2006. An amount of $750,000 is presented as part of account receivable as it is reimbursable in the next twelve months. The total advance bears interest at prime rate plus 3% and is repayable in 36 monthly, equal and consecutive instalments starting no later than April 1, 2007. This advance is secured by the interest of 45% which the borrower has in the mining project jointly owned by the Company.

23
OCTOBER 27, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

8.       Property, plant and equipment

	September 30, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mining properties	6,767,182	6,026,086	741,096	6,678,569	5,985,085	693,484
Development costs	12,061,893	6,554,374	5,507,519	9,814,060	5,856,973	3,957,087
Buildings	8,362,334	6,645,256	1,717,078	7,200,464	6,272,144	928,320
Equipment	17,756,319	13,002,022	4,754,297	13,762,718	12,183,176	1,579,542
Asset retirement cost	2,615,155	1,674,926	940,229	2,313,482	1,608,826	704,656

	47,562,883	33,902,664	13,660,219	39,769,293	31,906,204	7,863,089

Projects under
development	30,049,601	-	30,049,601	17,988,028	-	17,988,028

Total	77,612,484	33,902,664	43,709,820	57,757,321	31,906,204	25,851,117

9.      Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2006		September 30, 2006
	Number	Amount	Number	Amount
	of shares	$	of shares	$
			(Audited)

Issued and paid: Common shares

Beginning balance	24,237,853	61,507,796	20,994,553	50,600,371
Issue of shares for cash a)	-	-	3,243,300	15,599,577
Share issue costs a)
Common	-	(21,116)	-	(1,413,268)
Flow-through	-	-	-	(3,300,000)

Ending balance	24,237,853	61,486,680	24,237,853	61,486,680

a)     Issue of shares

        In the second quarter 2006, the Company issued, through a prospectus, 3,100,000 common shares for cash proceeds of $15,190,000. The Company also issued, through the exercise of stock options, 143,300 common shares for a cash consideration of $334,129 and has decreased the contributed surplus in an amount of $75,448, representing the fair value of the stock options that were exercised.

24
OCTOBER 27, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

9.      Capital stock (continued)

 a)    Issue of shares (continued)

        The Company is committed, in accordance with the flow-through share agreements, to incur exploration expenses in Canada of $7,500,000 prior to December 31, 2006. Furthermore, share capital has been reduced by the future income tax expense of $3,300,000 related to the flow-through shares at the time the tax deductions were renounced in February 2006. As of September 30, 2006, the total amount of $7,500,000 has been committed concerning this flow-through financing on work mainly done on the Island Gold property.

b)     Stock Option Purchase Plan

        The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the options granted is 10 years. The options granted are earned on a 4 year period.

        A summary of the status, for the three-month and nine-month periods ended September 30, 2006, of the Company's Stock Option Purchase Plan, and changes during the periods and ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2006		September 30, 2006
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
		$		$

Options outstanding, beginning balance	1,837,700	4.82	1,948,000	4.73
Granted	210,000	4.04	370,000	4.18
Exercised	-	-	(143,300)	2.33
Cancelled or expired	(35,000)	4.37	(162,000)	5.46

Options outstanding, ending balance	2,012,700	4.74	2,012,700	4.74

Exercisable options, ending balance	1,402,700	4.75	1,402,700	4.75

25
OCTOBER 27, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

9.     Capital stock (continued)

b)     Stock Option Purchase Plan (continued)

        The following table summarizes information about the Stock Option Purchase Plan at September 30, 2006:

		Options outstanding at September 30, 2006		Exercisable options at September 30, 2006

		Weighted average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
Exercise price		life (years)	$		$

$1.78 to $2.28	104,700	0.3	1.80	104,700	1.80
$3.10 to $4.39	583,000	3.1	3.98	293,000	3.78
$4.72 to $5.16	525,000	1.9	4.84	398,000	4.80
$5.30 to $6.60	800,000	3.3	5.62	607,000	5.68

	2,012,700	2.7	4.74	1,402,700	4.75

During the three-month period ended September 30, 2006, the Company granted 210,000 stock options (370,000 for the nine months of 2006) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model, is $1.56 ($1.70 for 2006). These costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended	Nine months ended
	September 30,	September 30,
	2006	2006

Risk-free interest rate	4.2%	4.0%
Expected life	4 years	4 years
Expected volatility	43%	46%
Expected dividend yield	0.0%	0.0%

For the third quarter of 2006, the stock-based compensation costs charged to earnings amounts to $147,214 ($284,690 for the nine months of 2006) with the offset credited to the contributed surplus.

c)     Other stock options

        As at September 30, 2006, the other 90,000 stock options have an exercise price of $5.00 and a weighted average remaining life of 2 months.

10.   Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

11.   Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in revenues and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. According to this agreement, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and, accordingly, no amount has been recorded in these financial statements.

26
OCTOBER 27, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

12.  Comparative figures

Certain comparative figures provided for the period ended September 30, 2005 have been reclassified to conform with the presentation adopted for the period ended September 30, 2006.

13.  Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

27
OCTOBER 27, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

13. Segmented information (continued)

	Three months ended September 30, 2006
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	7,843,928	33,364	458,301	8,335,593

Mining operation and others	6,523,811	9,361	612,675	7,145,847
Exploration and project evaluation	594,793	58,177	143,457	796,427
Depreciation and depletion	687,182	-	23,047	710,229

Earnings (loss) before other items	38,142	(34,174)	(320,878)	(316,910)

Acquisition of property, plant and equipment	655,400	7,316,695	125,931	8,098,026

		September 30, 2006

Current assets	5,644,159	451,938	19,941,056	26,037,153
Advance to a minority partner	-	-	3,750,000	3,750,000
Property, plant and equipment	11,821,767	31,148,005	740,048	43,709,820
Future mining and income taxes	361,152	-	-	361,152

Total assets	17,827,078	31,599,943	24,431,104	73,858,125

	Three months ended September 30, 2005
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	2,908,792	-	142,943	3,051,735

Mining operation and others	2,994,101	-	928,815	3,922,916
Exploration and project evaluation	259,575	33,441	423,809	716,825
Depreciation and depletion	287,615	-	21,450	309,065

Loss before other items	(632,499)	(33,441)	(1,231,131)	(1,897,071)

Acquisition of property, plant and equipment	1,351,640	4,538,079	4,801,044	10,690,763

	December 31, 2005 (audited)

Current assets	5,309,642	612,191	21,162,642	27,084,475
Property, plant and equipment	6,874,900	13,305,867	5,670,350	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	12,846,870	13,918,058	27,461,569	54,226,497

28
OCTOBER 27, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2006 and 2005 (in Canadian dollars)
(Unaudited)

13. Segmented information (continued)

	Nine months ended September 30, 2006
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	25,167,995	57,710	1,123,228	26,348,933

Mining operation and others	22,804,279	27,713	1,905,809	24,737,801
Exploration and project evaluation	1,023,035	185,213	556,464	1,764,712
Depreciation and depletion	2,109,412	-	67,384	2,176,796

Loss before other items	(768,731)	(155,216)	(1,406,429)	(2,330,376)

Acquisition of property, plant and equipment	1,914,052	17,842,137	279,310	20,035,499

	September 30, 2006

Current assets	5,644,159	451,938	19,941,056	26,037,153
Advance to a minority partner	-	-	3,750,000	3,750,000
Property, plant and equipment	11,821,767	31,148,005	740,048	43,709,820
Future mining and income taxes	361,152	-	-	361,152

Total assets	17,827,078	31,599,943	24,431,104	73,858,125

	Nine months ended September 30, 2005
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	17,025,705	-	519,042	17,544,747

Mining operation and others	13,771,940	-	3,013,516	16,785,456
Exploration and project evaluation	710,788	247,777	819,281	1,777,846
Depreciation and depletion	1,162,676	-	64,350	1,227,026

Earnings (loss) before other items	1,380,301	(247,777)	(3,378,105)	(2,245,581)

Acquisition of property, plant and equipment	2,477,089	8,785,705	12,090,544	23,353,338

	December 31, 2005 (audited)

Current assets	5,309,642	612,191	21,162,642	27,084,475
Property, plant and equipment	6,874,900	13,305,867	5,670,350	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	12,846,870	13,918,058	27,461,569	54,226,497

29
OCTOBER 27, 2006	RICHMONT MINES INC.